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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                             JEFFERIES GROUP, INC.
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                                (Name of Issuer)


                         Common Stock, $.0001 par value
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                        (Title of Class of Securities)

                                   472319102
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                                (CUSIP Number)



Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   472319102             SCHEDULE 13D                Page 2 of 6 Pages

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Frank E. Baxter
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                   5     SOLE VOTING POWER
  NUMBER OF
   SHARES                1,606,581 shares of Common Stock at December 31, 1999
 BENEFICIALLY      ------------------------------------------------------------
  OWNED BY         6     Shared Voting Power
    EACH
  REPORTING              -0-
   PERSON          -------------------------------------------------------------
    WITH           7     SOLE DISPOSITIVE POWER

                         1,571,681 shares of Common Stock at December 31, 1999
                   -------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                         -0-
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,606,581 shares of Common Stock at December 31, 1999
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  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [  ]
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  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.69%
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  12      TYPE OF REPORTING PERSON*

          IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 6 Pages


                                  SCHEDULE 13G


ITEM 1.

     (a)  Name of Issuer:

          Jefferies Group, Inc. (the "Company")

     (b)  Address of Issuer's Principal Executive Offices:

          11100 Santa Monica Boulevard
          10th Floor
          Los Angeles, California 90025

ITEM 2.

     (a)  Name of Person Filing:

          Frank E. Baxter

     (b)  Address of Principal Business Office or, if none,
          Residence:

          11100 Santa Monica Boulevard
          10th Floor
          Los Angeles, California 90025

     (c)  Citizenship:

          United States

     (d)  Title of Class of Securities:

          Common Stock, $.0001 par value ("Common Stock")

     (e)  CUSIP Number:

          472319102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act


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     (e)  [ ]  Investment Adviser registered under section 203 of the
               Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with
               Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)  [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP

     The following sets forth beneficial ownership information at December 31, 1999:

     (a)  Amount Beneficially Owned:

          1,606,581 shares of Common Stock*

        * Mr. Baxter's beneficial ownership includes 9,026 shares held in trust for certain family members.

     (b)  Percent of Class:

          6.69%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               1,606,581 shares of Common Stock

         (ii)  shared power to vote or to direct the vote:

               - 0 -

        (iii)  sole power to dispose or to direct the disposition of:

               1,571,681 shares of Common Stock

         (iv)  shared power to dispose or to direct the disposition of:

               - 0 -

     The number of shares beneficially owned by Mr. Baxter includes 34,900 shares allocated to his account under the Jefferies Group, Inc. Employees'
Stock Ownership Plan (as to which shares he has sole voting power and no dispositive power).
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                                                               Page 5 of 6 Pages


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

     Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10.  CERTIFICATION

     By signing below the filing person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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                                                               Page 6 of 6 Pages


                                   SIGNATURE


     The filing of this Schedule 13G and amendments thereto, and the statements herein and therein, shall not be construed as an admission that the filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the securities described herein or therein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:     February 10, 2000


                                                      /s/ FRANK E. BAXTER
                                                      --------------------------
                                                          Frank E. Baxter